

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 14, 2021

Ben Silbert
General Counsel and Secretary
Avista Public Acquisition Corp. II
65 East 55th St., 18th Floor
New York, NY 10022

   Re: Avista Public Acquisition Corp. II
     Draft Registration Statement on Form S-1
     Filed March 19, 2021
     File No. 377-04463

Dear Mr. Silbert:

  We have reviewed your draft registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing the information you provide in response to this comment and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 filed March 19, 2021

Risk Factors
Avista is not under any obligation to source any potential opportunities for our initial business combination , page 69

1. Please revise disclosure to provide a more definitive statement as to the nature of Avista's fiduciary and contractual duties to third parties. We note your statement that Avista *may* have fiduciary and/or contractual duties to its investment vehicles and to companies in which Avista has invested, and therefore Avista may have a duty to offer business combination opportunities to certain Avista funds, other investment vehicles, or other entities before other parties, including your company. Please revise to specify if Avista currently has such fiduciary and/or contractual duties. In other words, clarify it this is an

actual, rather than hypothetical risk.

You may contact Isaac Esquivel at 202-551-3395 or Babette Cooper at 202-551-3396 if you have questions regarding the financial statements and related matters. Please contact Kim McManus at 202-551-323 or Pam Long at 202-551-3765 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction